                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                       STARTECH ENVIRONMENTAL CORPORATION
                   -------------------------------------------
                                (NAME OF ISSUER)

                           Common Stock, no par value
                      -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    855906103
                      -------------------------------------
                                 (CUSIP NUMBER)

                           Arthur J. Steinberg, Esq.,
             not individually but solely in his capacity as Receiver
            of Northshore Asset Management, LLC and Related Entities
                              c/o Kaye Scholer LLP
                                 425 Park Avenue
                               New York, NY 10022
                                 (212) 836-8564
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 25, 2006
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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   CUSIP NO. 855906103            SCHEDULE 13D            PAGE 2 OF 9 PAGES

1     NAMES OF REPORTING PERSONS: Northshore Asset Management, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS *
      OO - Investment Funds
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [X]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
                           0
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              3,939,135 (1)
       EACH         ------------------------------------------------------------
     REPORTING
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                    ------------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER
                           3,939,135 (1)

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,939,135
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                    [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     20.8%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON *
                                     OO (Limited Liability Company)
--------------------------------------------------------------------------------

(1)   See Item 5 herein.

                               * SEE INSTRUCTIONS

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   CUSIP NO. 855906103            SCHEDULE 13D            PAGE 3 OF 9 PAGES

1     NAMES OF REPORTING PERSONS:  Astor Fund, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
                           0
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              3,558,347 (2)
       EACH         ------------------------------------------------------------
     REPORTING
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                    ------------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER
                           3,558,347 (2)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,558,347
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                    [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON *
                                     OO (Limited Liability Company)
--------------------------------------------------------------------------------

(2)   See Item 5 herein.

                               * SEE INSTRUCTIONS

   CUSIP NO. 855906103            SCHEDULE 13D            PAGE 4 OF 9 PAGES

1     NAMES OF REPORTING PERSONS: Arthur J. Steinberg, not individually but solely in his capacity as Receiver of
                                  Northshore Asset Management, LLC and Related
                                  Entities
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
                           0
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              3,939,135 (3)
       EACH         ------------------------------------------------------------
     REPORTING
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                    ------------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER
                           4,939,135 (3)
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,939,135
--------------------------------------------------------------------------------

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                  [ ]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     26.1%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON *
                                     OO (Receiver)
--------------------------------------------------------------------------------

(3)   See Item 5 herein.

                               * SEE INSTRUCTIONS

   CUSIP NO. 855906103            SCHEDULE 13D            PAGE 5 OF 9 PAGES

1     NAMES OF REPORTING PERSONS: Connecticut Banking Commissioner John P.
                                  Burke, not individually but solely in his
                                  capacity as Receiver of Circle Trust Company
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
                           1,000,000 (4)
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              0
       EACH         ------------------------------------------------------------
     REPORTING
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                    ------------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER
                           4,806,391 (4)
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,806,391
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                    [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.6%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON *
                                     OO (Receiver)
--------------------------------------------------------------------------------

(4)   See Item 5 herein.

                               * SEE INSTRUCTIONS

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ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 10 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 10 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 filed with the Commission on July 28, 2004, September 8, 2004, April 8, 2005, October 5, 2005, January 5, 2006, February 2, 2006, March 17, 2006, April 4, 2006 and April 28, 2006, respectively (the Schedule 13D as previously amended is herein referred to as the "Schedule 13D"). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur J. Steinberg was appointed temporary receiver of Northshore Asset Management, LLC ("Northshore"), Saldutti Capital Management, L.P. ("SCM"), Ardent Research Partners, L.P. ("Ardent Domestic") and Ardent Research Partners, Ltd. ("Ardent Offshore") pursuant to an order of the United States District Court for the Southern District of New York (the "District Court"), dated February 16, 2005, in connection with the Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the "Order"). Pursuant to an oral order entered on February 25, 2005, the District Court named Mr. Arthur J. Steinberg the permanent receiver. Mr. Steinberg, not individually but solely in his capacity as the receiver of Northshore and related entities, is referred to herein as the "Northshore Receiver." Pursuant to a written order entered on September 9, 2005, the District Court converted the temporary restraining order in the Order into a preliminary injunction. The Northshore Receiver has filed the Schedule 13D and this Amendment No. 10 solely in his capacity as Receiver of Northshore and related entities and not in his individual capacity.

      The information contained in Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 to the Schedule 13D regarding the shares of Common Stock beneficially owned by the Northshore Receiver, Astor Fund, LLC ("Astor"), Northshore and related entities is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Northshore Receiver by certain brokers for Northshore and related entities.

      The Northshore Receiver and the Connecticut Banking Commissioner John P. Burke, not individually but solely in his capacity as Receiver of Circle Trust Company (the "Circle Receiver"), expressly disclaim knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D (including any amendment thereto). The filing of the Schedule 13D (or any amendment thereto) shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the
Schedule 13D, as amended. "Reporting Persons" means, as of the date of this Amendment No. 10, the Northshore Receiver, the Circle Receiver, Northshore and Astor. The Circle Receiver specifically disclaims any knowledge as to matters not specifically pertaining to the Circle Receiver contained herein. The Northshore Receiver is in the process of confirming and verifying the facts and circumstances stated in the Schedule 13D and this Amendment No. 10, and circumstances stated in the Schedule 13D and this Amendment No. 10, and therefore, all statements made therein and herein are made based upon the Northshore Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

            "On May 25, 2006, the Northshore Receiver and the Circle Receiver entered into a Settlement Agreement pursuant to which they reached certain agreements with respect to the disposition, sharing of the proceeds upon disposition and the voting in certain circumstances of 1,000,000 shares of Common Stock (the "Subject Securities") that may be deemed to be beneficially owned by the Circle Receiver and the Northshore Receiver (the "Settlement Agreement"). A copy of the Settlement Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein in its entirety by this reference. As a result of the entry into the Settlement Agreement, the Northshore Receiver and the Circle Receiver may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, and as a result may be deemed to share beneficial ownership of 4,806,391 shares of Common Stock. The effectiveness of the provisions described above of the Settlement Agreement is subject to the receipt by the Northshore Receiver of an order of the United States District Court for the Southern District of New York approving the Settlement Agreement (the "US Order") and the receipt by the Circle Receiver of an order of the Superior Court of the Judicial District of Hartford County in Connecticut approving the Settlement Agreement (the "Connecticut Order").

            The Second Co-Sale Agreement was amended by the Settlement Agreement so that it will remain in effect until the date on which both the Connecticut Order and the US Order, in each case in a form reasonably acceptable to each of the Northshore Receiver and the Circle Receiver, have become final and are no longer subject to appeal.

            The Northshore Receiver and the Circle Receiver each believe that they have certain claims, rights and remedies with respect to the Subject Securities, have a disagreement regarding the rightful ownership of the Subject Securities and entered into the Settlement Agreement in settlement of their respective claims, rights and remedies with respect to the Subject Securities.

            The Northshore Receiver engages from time to time in negotiations with third parties relating to the sale of some or all of the shares of Common Stock that the Northshore Receiver holds (including the Subject Securities) and may continue to do so in the future. Pursuant to the Settlement Agreement, on and after the one-year anniversary of the Effective Date (as defined in the Settlement Agreement), the Circle Receiver may engage from time to time in negotiations with third parties relating to the sale of some or all of the Subject Securities.

            Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
      Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

                  "See Item 4."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

            "The following additional documents are filed as exhibits to this
            Schedule 13D:

                  1.    Joint Filing Agreement

                  2. Settlement Agreement dated as of May 25, 2006 between the Circle Receiver and the Northshore Receiver"

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2006

                                      /s/ Arthur J. Steinberg
                                      ------------------------------------------
                                      ARTHUR J. STEINBERG, not individually but
                                      solely in his capacity as Receiver of
                                      Northshore Asset Management, LLC and
                                      related entities

                                      /s/ John P. Burke
                                      ------------------------------------------
                                      CONNECTICUT BANKING COMMISSIONER JOHN P.
                                      BURKE, not individually but solely in his
                                      capacity
                                      as Receiver of Circle Trust Company

Exhibits

      1.    Joint Filing Agreement

      2. Settlement Agreement dated as of May 25, 2006 between the Circle Receiver and the Northshore Receiver